                               Kane Kessler, P.C.
                           1350 Avenue of the Americas
                            New York, New York 10019



                                 (212) 519-5101
                            jtullman@kanekessler.com

                                  Apri1 1, 2002




By Facsimile to (770) 291-4973
and by Regular Mail
------------------------------

Mr. Stephen P. Jeffery
Chairman, President and Chief Executive Officer;
and the Secretary and Board of Directors
Clarus Corporation
3970 Johns Creek Court
Suwanee, Georgia 30024

Dear Mr. Jeffery:

         We represent Mr. Warren B. Kanders and address this letter to you in furtherance of his letter dated March 20, 2002 to you and the Board of Directors of Clarus Corporation ("Company"). Mr. Kanders currently owns 749,000 shares of Company stock, almost as many shares as all current executive officers and directors combined. In fact, certain directors of the Company affiliated with venture capital firms appear to have sold virtually their entire equity interest in the Company (according to 13G Statements filed with the S.E.C., although such directors purport to disclaim beneficial ownership of such shares), not exactly a vote of confidence in management or the Company's future.

         In his letter, Mr. Kanders noted many deficiencies in the financial performance of the Company over the past two years, a financial performance which has not been addressed by management or the Board and which has resulted in the loss of millions of dollars of shareholder equity. Furthermore, the Company's Form 10-K for 2001 just filed with the SEC, confirms further erosion in the Company's financial position, reflecting poor judgment and lack of operational control by management:

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Mr. Stephen P. Jeffery
April 1, 2002
Page 2


        o  Loss on impairment of investments of                      $15,400,000

        o  Loss on impairment of intangible assets of                 36,800,000

        o  Loss on impairment of marketable securities of              1,000,000

        o  Provision for doubtful accounts of $5,500,000 on
           revenues of 17,000,000                                      5,500,000
                                                                     -----------
                  Total Additional Diminution of Equity              $58,700,000


         Be assured that Mr. Kanders is not prepared to let the status quo continue. He has volunteered his services and those of his two colleagues, as nominees to the Board, and has offered to meet with the Board to discuss his candidacy and recommendations to improve the Company's performance. To date, Mr. Kanders has not had the courtesy of a response. Do not mistakenly believe that you can stonewall Mr. Kanders to inaction. Mr. Kanders is a long term investor with the resolve to achieve his objective. Pending resolution of Mr. Kanders concerns, we caution the Board and management to refrain from any actions enhancing their financial interests to the detriment of the Company's shareholders.

         Finally, we wish to point out that recent analysis of corporate governance suggests that staggered boards tend to reduce shareholder returns by approximately 10% as compared to single class boards. We therefore suggest on behalf of Mr. Kanders and all other stockholders that management discontinue the staggered board at the current annual meeting of stockholders and nominate a single slate of directors, including Mr. Kanders'nominees. Since the Board presumably met recently to approve the Company's Form 10-K, your failure to respond to Mr. Kanders letter is unacceptable. Accordingly, please be advised that unless Mr. Kanders or our office receives confirmation promptly of management's intention to nominate Mr. Kanders and his proponents for election to the Board of Directors at the Company's next annual meeting of stockholders, he is prepared to propose his own slate of nominees and solicit proxies in opposition to management's nominees and take such further actions as he deems appropriate without further notice.

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Mr. Stephen P. Jeffery
April 1, 2002
Page 3


         Decisive action by the Board to change the Company's course is urgently required. While Mr. Kanders remains willing to meet with management and the Board to explore new and creative avenues for unlocking stockholder value, should a proxy contest ensue, such opportunity will be lost.

         Kindly present this letter to the independent directors of the Company. We await your response.

                                           Very truly yours,

                                           /s/ Jeffrey S. Tullman

JST:gjj